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                                                                  EXHIBIT (a)(7)

                                  NEWS RELEASE

December 18, 1997 -- Advanced Environmental Systems, Inc. ("AES") announced today that it has agreed on the definitive terms of an Agreement and Plan of Merger whereby AES will be acquired by a newly-formed subsidiary of Philip Services Corp. ("Philip"). The Agreement provides for the commencement by Philip's subsidiary of a tender offer for all of the outstanding common stock of AES with a purchase price to be paid to the shareholders of AES of US$0.0059 per share in cash.

Under the terms of the Agreement, after completion of the tender offer the subsidiary of Philip will merge with and into AES, as a result of which AES will be an indirect subsidiary of Philip on consummation of the merger. The merger is expected to close in the first quarter of 1998. Closing of the transaction is contingent on the satisfaction of various conditions, including Philip's acquisition of all the outstanding capital stock of Industrial Services Technologies, Inc. ("IST"), a privately held company. IST, which owns approximately 62% of the outstanding common and all of the preferred stock of AES, has also agreed on the definitive terms of an agreement of merger with Philip.

Certain stockholders of AES have entered into Stockholder Agreements pursuant to which they agree to tender their shares of common stock of AES in the tender offer by the Philip subsidiary to all stockholders of AES. The Stockholders Agreements and the Agreement of Merger regarding IST will, if consummated, result in the acquisition by Philip and its subsidiaries of more than two-thirds of AES's common stock an all its preferred stock.

AES through its operating subsidiary, International Catalyst, Inc., is primarily engaged in providing highly specialized catalyst handling services to petroleum refineries and petrochemical/chemical plants, and operates from facilities in the Los Angeles and Houston metropolitan areas. AES trades on the OTC Bulletin Board under the symbol ADNV.

Philip Services Corp. is a fully integrated resource recovery and industrial services company with operations throughout the United States, Canada and the United Kingdom. Philip trades on the New York, Toronto and Montreal stock exchanges under the symbol "PHV".

Contact:    Gary Schmitt
            Vice President
            Advanced Environmental Systems, Inc.
            303-572-5009